Exhibit 17.2

February      , 2007

To the Board of Directors of SP Holding Corporation:

I hereby tender my resignation as Acting Chief Executive Officer and Chief Financial Officer of SP Holding Corporation, effective as of the Closing Date as defined under that certain Agreement and Plan of Merger and Reorganization dated as of January 11, 2007 by and among SP Holding Corporation, Organic Acquisition Corporation and Organic Holding Company, Inc.

Sincerely,

/s/ Mark Schaftlein
Mark Schaftlein